VENTURE LENDING & LEASING IV, INC.
104 La Mesa Drive, Suite 102
Portola Valley, California 94028
(650) 234-4300

October 17, 2011

Via Edgar
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Venture Lending & Leasing IV, Inc.
Commission File Number 814-00640
Definitive Proxy Statement
Ladies and Gentlemen:

On behalf of Venture Lending & Leasing IV, Inc., a Maryland corporation (the “Company”), and pursuant to Commission Rule 14a-6(b), we are transmitting herewith the Company's definitive Proxy Statement, which will be used in connection with the Company's special shareholder meeting, to be held on October 28, 2011. The form of proxy to be employed in soliciting the shareholder of the Company is included with the Proxy Statement.

The Company filed its preliminary Proxy Statement with the Commission, pursuant to Rule 14a-6(a), on October 5, 2011. Telephonic comments were received from the Staff on the preliminary Proxy Statement. Pursuant to the Staff's instructions, we have incorporated revisions based on such comments into the definitive Proxy Statement, in the following manner:

•
With regard to the comment that the risk factor discussion should highlight the fact that the Company may, in the future, cease to have independent directors, please see the new language added to the first risk factor in the “Risk Factors” section.

•
With regard to the comment that the Company should consider including a discussion of the anticipated time frame for liquidation of its remaining assets, please see the new language added as the final paragraph to the “Fund IV's Business” section.

•
With regard to the comment that the Company should consider including language as to what happens if the Proposal is not approved, please see the discussion under the caption “What happens if the Proposal is not approved?”, in the section titled “The Proposal.”

In connection with the Proxy Statement, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Pursuant to Commission Rule 14a-6(h), we are also transmitting herewith a copy of the definitive Proxy Statement, marked to show changes from the preliminary Proxy Statement filed with the Commission on October 5th.
The Company plans to mail its definitive Proxy Statement to its shareholder today.
Any questions the Staff may have concerning the preliminary Proxy Statement should be directed to the undersigned by phone to 650.234.4308, by fax to 650.234.4343, or by email to martine@westerntech.com.

Very truly yours,

/S/ Martin D. Eng
Martin D. Eng
Vice President, Chief Financial Officer and Secretary

Enclosures
cc: Joseph S. Radovsky
Heather J. Kirlin